Pembina Pipeline Reports Results for the Third Quarter of 2026
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted EBITDA per common share; adjusted EBITDA from equity accounted investees; adjusted earnings; adjusted earnings per common share; adjusted earnings from equity accounted investees; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, November 5, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2026.
Highlights
•Quarterly Results - Pembina reported third quarter earnings of $570 million ($0.92 per share), adjusted earnings of $479 million ($0.77 per share), adjusted EBITDA of $1,128 million ($1.94 per share), and adjusted cash flow from operating activities of $751 million ($1.29 per share). Adjusted EBITDA increased nine percent compared to the third quarter of 2025, driven primarily by the Facilities and Marketing divisions.
•Guidance - Pembina has updated its 2026 adjusted EBITDA guidance range to $4.45 billion to $4.55 billion (previously $4.35 billion to $4.55 billion), while noting that it is currently trending to the upper end of the range based on the current commodity price outlook.
•3C's Strategy:
◦Capture - Pembina Gas Infrastructure previously committed to fund Whitecap Resources Inc.'s ("Whitecap") infrastructure development in the Lator area, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI now owns. The Lator Infrastructure entered service in early October 2026 and is secured by long-term take or pay contracts contributing to Pembina's fee-based growth.
◦Connect - During the quarter, Pembina announced that it had entered into a non-binding agreement to participate in the Pacific Link pipeline ("Pacific Link"), a proposed new approximately one million barrel per day ("bpd") crude oil pipeline system connecting Alberta to Canada's West Coast, and a related export terminal.
◦Catalyze - In July, Pembina and its partners sanctioned the Greenlight Electricity Centre ("GLEC"), a 932 megawatt natural gas-fired combined cycle power generation facility to be located in the Alberta Industrial Heartland. GLEC will create new demand for natural gas while strengthening and diversifying Pembina's business through a long-term contracted business tied to data centre development. Contracted power for data centres is a significant and scalable growth opportunity, and GLEC establishes a proven framework to support future expansions.
•Common Share Dividend - Pembina's board of directors has declared a common share cash dividend for the fourth quarter of 2026 of $0.735 per share to be paid, subject to applicable law, on December 31, 2026, to shareholders of record on December 15, 2026.

Financial and Operational Overview for the Three Months Ended September 30

	3 Months Ended September 30			9 Months Ended September 30
($ millions, except where noted)	2026	2025	Change	2026	2025	Change
Revenue	2,179	1,791	388	6,437	5,865	572
Net revenue(1)	1,280	1,211	69	3,893	3,738	155
Operating expenses	239	259	(20)	693	720	(27)
Gross profit	1,007	658	349	2,869	2,366	503
Adjusted EBITDA(1)	1,128	1,034	94	3,323	3,214	109
Earnings	570	286	284	1,580	1,205	375
Earnings per common share – basic and diluted (dollars)	0.92	0.43	0.49	2.55	1.88	0.67
Adjusted earnings(1)	479	432	47	1,391	1,330	61
Adjusted earnings per common share – basic (dollars)(1)	0.77	0.68	0.09	2.23	2.10	0.13
Cash flow from operating activities	900	810	90	2,132	2,440	(308)
Cash flow from operating activities per common share – basic (dollars)	1.55	1.39	0.16	3.67	4.20	(0.53)
Adjusted cash flow from operating activities(1)	751	648	103	2,319	2,123	196
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.29	1.12	0.17	3.99	3.65	0.34
Capital expenditures	203	178	25	608	549	59
(1)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,796	441	441	606	2,750	477	460	630
Facilities	867	169	230	400	861	58	252	354
Marketing & New Ventures	350	332	151	167	348	68	79	99
Corporate	—	(203)	(201)	(45)	—	(205)	(203)	(49)
Income tax expense	—	(169)	(142)	—	—	(112)	(156)	—
Total		570	479	1,128		286	432	1,034

	9 Months Ended September 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,813	1,388	1,389	1,879	2,775	1,468	1,452	1,953
Facilities	885	570	625	1,149	861	384	581	1,030
Marketing & New Ventures	357	711	412	466	340	342	324	383
Corporate	—	(647)	(650)	(171)	—	(624)	(624)	(152)
Income tax expense	—	(442)	(385)	—	—	(365)	(403)	—
Total		1,580	1,391	3,323		1,205	1,330	3,214
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from mmcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and natural gas liquids ("NGL") volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2025, and Pembina's Management's Discussion and Analysis dated November 5, 2026 for the three and nine months ended September 30, 2026, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Executive Commentary
Against a backdrop of improving policy support, expanding market access for all products, and growing demand for Canadian energy, Pembina continues to execute on opportunities that reinforce its position at the centre of Western Canada's evolving energy value chain. Reliable energy infrastructure is critical to support economic growth, domestic and international market access, energy security, and global competitiveness. This increasingly constructive environment supports what Pembina has long done: build and operate critical energy infrastructure across an integrated value chain, with a focus on profitability and financial discipline.
The Western Canadian Sedimentary Basin ("WCSB") is entering a period where expanding market access, growing energy demand, and infrastructure investment can reinforce one another in a powerful growth cycle across all hydrocarbons. We refer to this dynamic as the Energy Flywheel. Greater crude oil egress would support higher oil sands production, driving increased demand for condensate. In turn, the increase in liquids-rich natural gas production could support incremental opportunities across gas processing, transportation, fractionation, petrochemicals, LNG exports, and power generation.
Pembina sits at the intersection of the most significant growth drivers shaping the future of the Canadian energy sector and, as the premier energy infrastructure company with an integrated value chain spanning all these products and markets, we believe we are uniquely positioned to participate in, and benefit from, growth opportunities throughout the basin.
In April 2026, Pembina provided a business update that included a target to deliver fee-based adjusted EBITDA per share compound annual growth of five to seven percent through 2030. Pembina also outlined its 3Cs Strategy to leverage its differentiated asset footprint to: i) Capture growing production from the highest quality resource plays in Canada; ii) Connect products to global markets; and iii) Catalyze new demand platforms in the markets where it operates.
Business Update
Since April, Pembina has made tangible progress executing its strategy – sanctioning approximately $3 billion of projects that will contribute to its growth target through 2030, while advancing longer-term projects that are expected to extend profitable growth through the next decade, strengthening Pembina's integrated value chain, and enhancing participation in future basin growth. These projects are also expected to enhance the quality of Pembina's earnings through attractive economics underpinned by long-term agreements, and a stronger and increasingly diversified customer base.
Pembina expects to fully fund the projects underpinning the growth plan through 2030 while maintaining the financial guardrails and preserving balance sheet strength. The ability to self-fund growth within the guardrails provides significant flexibility to continue investing in additional attractive opportunities that could extend growth into the next decade. With a growing backlog of projects and the financial capacity to pursue them, Pembina is well positioned to continue shaping and supporting the evolution of the Western Canadian energy sector while delivering sustainable long-term value for customers, communities, employees, and investors.
Greenlight Electricity Centre: Pembina and its partners sanctioned the Greenlight Electricity Centre, which will create new demand for Canadian natural gas and establish a long-term contracted business tied to data centre development. Contracted power for data centres is a scalable opportunity and this first project has proven the commercial model to support future expansions. Including Greenlight, Pembina has now sanctioned nearly $3 billion of major projects since April 2026.
Pacific Link: Pembina also announced participation in a proposed nation-building energy infrastructure initiative intended to strengthen Canada's energy transportation network and expand market access for Canadian crude oil. Pacific Link would be a new approximately one million bpd crude oil pipeline system connecting Alberta to Canada's West Coast, and a related export terminal. Pembina's economic interest through construction would be 10 percent with the opportunity for up to an additional 10 percent interest once the project enters commercial operation. Trans Mountain Corporation will serve as the lead project proponent and be responsible for construction of the project, the regulatory process, stakeholder and Indigenous engagement, and subsequent operation of the asset. Pembina will contribute its development and execution expertise to the project.
On October 1, 2026, Pacific Link reached a key milestone with its listing by the Government of Canada as a 'Project of National Interest' ("PONI") under the Building Canada Act (Canada). The PONI listing is expected to provide greater certainty through a clearer, more efficient and predictable federal review process that will maintain environmental standards and Indigenous consultation requirements. The review process will be led by the Major Projects Office and the Canada Energy Regulator. Pembina and the other project proponents are continuing to advance key project development work streams including environmental, regulatory and engineering, as well as Indigenous and community engagement. The application for Conditions Assessment is expected to be submitted to the Major Projects office in early 2027 and conditions are anticipated to be finalized in the second half of 2027.
PGI Lator Infrastructure: Pursuant to a previously disclosed agreement with Whitecap, PGI committed to support the Lator development, including a new battery and gathering laterals, which PGI now owns. Gas volumes from the Lator Infrastructure will flow to PGI's Musreau facility, supporting long-term plant utilization and the liquids are contracted on Pembina's pipeline and fractionation infrastructure. The Lator Infrastructure was completed on time and entered service in early October 2026.
Cedar LNG: At the end of the third quarter of 2026, construction of the Cedar LNG floating vessel was over 77 percent complete. Following mechanical completion of the Cedar Pipeline earlier this year, construction of the electrical substation located on the marine terminal site recently commenced. 2026 is expected to be the largest single capital investment year for the project, with the remainder of 2026 focused on progressing construction of the floating LNG vessel, completing the substation and mooring foundations at the marine terminal site, and commencing installation of the transmission line.
Alliance Pipeline: Alliance reached an uncontested settlement with the Joint Participants (FERC and intervenors) in the Alliance US 2025 rate case. Alliance filed its rate case as required pursuant to its settlement arising from its 2020 rate case. Given the high ratio of negotiated fixed rate contracts, the recourse mainline rate only impacts approximately 50 percent of contracts on the Alliance US system. Under the settlement agreement, which extends to October 2031, Alliance will preserve existing mainline recourse rate tolls until the end of May 2028 in exchange for a phased step down over the remainder of the settlement term. The agreement provides rate certainty for more than five years, a moratorium on general rate filings, and avoids lengthy litigation. The settlement will have no impact on Pembina's 2026 guidance. The settlement agreement has been filed with FERC and formal approval is anticipated in November.
2026 Guidance
Pembina is updating its 2026 adjusted EBITDA guidance range to $4.45 billion to $4.55 billion (previously $4.35 billion to $4.55 billion), while noting that it is currently trending to the upper end of the range based on the current commodity price outlook.
The specific factors expected to impact the fourth quarter include:
•Seasonality in the WCSB NGL frac spread business resulting in higher marketed NGL volumes. Pembina has entered into incremental hedges based on its hedging policy and has now hedged approximately 75 percent of its North American NGL frac spread exposure while maintaining its exposure to international prices;
•Higher contribution on Alliance Pipeline due to seasonality and the ability to transport higher volumes during colder periods;
•Higher contribution from Cochin Pipeline driven by higher interruptible volumes arising from more favorable commodity price differentials; and
•A higher contribution from PGI due to new assets entering service and from a non-recurring revenue recognition.

The lower and upper ends of the updated 2026 guidance range are framed primarily as a function of (1) commodity prices and the resulting contribution from the marketing business; (2) interruptible volumes on key systems; (3) the U.S./Canadian dollar exchange rate; and (4) Pembina's share price performance and its impact on incentive compensation costs.
Financial & Operational Highlights
Adjusted EBITDA
Change in Third Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial Measures".
Pembina reported adjusted EBITDA of $1,128 million in the third quarter. This represents a $94 million or nine percent increase over the same period in the prior year. The increase over the prior period primarily reflects an increase in NGL margins driven by the benefits from exposure to premium propane prices in Asian markets through West Coast exports and higher North American NGL prices, as well as strong operational performance and higher volumes across the Pipelines and Facilities divisions. These factors were partially offset by the impact of the new toll structure and revenue-sharing mechanism on the Alliance Pipeline that came into effect on November 1, 2025 ("Alliance New Toll Structure").
Pipelines reported adjusted EBITDA of $606 million for the third quarter, representing a $24 million or four percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower net revenue on Alliance Pipeline as a result of the Alliance New Toll Structure;
•lower operating costs primarily due to the sale of the North segment of the Western Pipeline in the third quarter of 2025, and lower integrity and power costs on certain Pipelines assets; and
•higher volumes on the Nipisi and Drayton Valley pipelines.
Facilities reported adjusted EBITDA of $400 million for the third quarter, representing a $46 million or 13 percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•higher revenue from the Redwater Complex as a result of RFS IV entering service in May 2026, higher demand for terminalling services, and no comparable planned outage as occurred in the third quarter of 2025;
•higher contributions from PGI assets as a result of higher volumes resulting from the Wapiti Expansion entering service in March 2026, improved volumes due to a planned outage in the 2025 period that did not reoccur in the current period; and

•a higher contribution from Vancouver Wharves due to increased demand for services.
Marketing & New Ventures reported adjusted EBITDA of $167 million for the third quarter, representing a $68 million or 69 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•an increase in NGL margins driven by higher WCSB and U.S. NGL prices, as well as the benefits from exposure to premium propane prices in Asian markets through West Coast exports, which were all largely the result of rising global demand and geopolitical supply concerns; and
•higher realized gains on crude oil-based derivatives, partially offset by higher realized losses on NGL-based derivatives.
Corporate reported adjusted EBITDA of negative $45 million for the third quarter, representing a $4 million or eight percent increase.
Earnings
Change in Third Quarter Earnings ($ millions)
Pembina reported third quarter earnings of $570 million, representing a $284 million or 99 percent increase over the same period in the prior year.
Pipelines had earnings in the third quarter of $441 million, representing a $36 million or eight percent decrease over the prior period. The factors impacting third quarter earnings are the same factors as noted above for Pipelines adjusted EBITDA, partially offset by lower depreciation and amortization expense.
Facilities had earnings in the third quarter of $169 million representing a $111 million or 191 percent increase over the prior year. In addition to factors impacting Facilities adjusted EBITDA, as noted above, the change in earnings in the third quarter was due to a lower impairment expense recognized on certain PGI assets and a gain recognized on the amendment of PGI's credit facility in the third quarter of 2025 that did not reoccur in the current period.
Marketing & New Ventures had earnings in the third quarter of $332 million representing a $264 million or 388 percent increase over the prior year. In addition to the factors impacting Marketing & New Ventures adjusted EBITDA, as noted above, the change in earnings in the third quarter was due to the combined impact of the following factors:
•a higher share of profit from Cedar LNG, driven by unrealized gains on interest rate derivative financial instruments in the third quarter of 2026 compared to losses in the same quarter in 2025; and
•a higher share of profit from Greenlight resulting from unrealized gains on interest rate derivative financial instruments.

Corporate third quarter earnings were comparable to the prior period.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the fourth quarter of 2026 of $0.735 per share to be paid, subject to applicable law, on December 31, 2026, to shareholders of record on December 15, 2026. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. dollars, the cash dividend is expected to be approximately U.S.$0.5265 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7163. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Third Quarter 2026 Conference Call & Webcast
Pembina will host a conference call on Friday, November 6, 2026, at 8:00 a.m. ABT (9:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the third quarter of 2026.
The live webcast can be accessed on Pembina's website at Pembina – Presentations & Events or via the following URL: https://events.q4inc.com/attendee/106542441. After the event concludes and is archived, the same URL will be converted into the replay link for the webcast.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's updated 2026 adjusted EBITDA guidance, as well as the factors which may impact such guidance; Pembina's growth outlook to 2030, including expectations and outlooks regarding compound annual fee-based adjusted EBITDA per share growth; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; statements regarding the Energy Flywheel, including expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions, outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including, Cedar LNG, the Greenlight Electricity Centre, including the outcomes, timing, expected costs and anticipated benefits thereof; the anticipated benefits of Pembina's recently completed projects, including RFS IV and the Lator Infrastructure; the proposed Pacific Link pipeline, including Pembina's participation and economic interest therein, the expected federal review process and timing thereof in respect of the project and the anticipated outcomes and benefits of the project; Pembina's expectations in respect of the Alliance Pipeline 2025 rate case settlement, including the benefits thereof, its impact on Pembina and the formal approval thereof by FERC; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner and that regulatory applications will be filed on the anticipated timelines; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects, and that there are no unforeseen material costs relating to the project which are not recoverable from customers; in respect of Pacific Link, that definitive agreements providing for Pembina's participation will be entered into on acceptable terms; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; the risk that definitive agreements in respect Pembina's participation in the Pacific Link project are not entered into; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; geopolitical risks; constraints on the availability of, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2026 adjusted EBITDA guidance and 2030 compound annual fee-based adjusted EBITDA per share growth outlook contained herein as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted earnings, adjusted earnings per common share, adjusted earnings from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed, and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated November 5, 2026 for the quarter ended September 30, 2026 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	819	882	331	300	1,297	861	(268)	(252)	2,179	1,791
Cost of goods sold	7	10	—	—	1,075	739	(183)	(169)	899	580
Net revenue	812	872	331	300	222	122	(85)	(83)	1,280	1,211

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	2,532	2,650	953	902	3,742	3,080	(790)	(767)	6,437	5,865
Cost of goods sold	35	37	—	—	3,048	2,597	(539)	(507)	2,544	2,127
Net revenue	2,497	2,613	953	902	694	483	(251)	(260)	3,893	3,738
Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), adjustments to share of profit from equity accounted investees, and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction and integration costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities, equity accounted investees, capital expenditures, and lessor lease arrangements. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Adjusted EBITDA is a measure also frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance and is often used to calculate financial and leverage ratios. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	441	477	169	58	332	68	(203)	(205)	(169)	(112)	570	286
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	169	112	169	112
Adjustments to share of profit (loss) from equity accounted investees(1)	1	1	175	245	(152)	13	—	—	—	—	24	259
Net finance costs	12	7	3	3	2	3	142	140	—	—	159	153
Depreciation and amortization	152	162	51	48	17	16	18	15	—	—	238	241
Unrealized gain from derivative instruments	—	—	—	—	(32)	(1)	—	—	—	—	(32)	(1)
Gain on disposal of assets, other non-cash provisions, and other	—	(17)	2	—	—	—	(2)	1	—	—	—	(16)
Adjusted EBITDA	606	630	400	354	167	99	(45)	(49)	—	—	1,128	1,034
Adjusted EBITDA per common share – basic (dollars)											1.94	1.78

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	1,388	1,468	570	384	711	342	(647)	(624)	(442)	(365)	1,580	1,205
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	442	365	442	365
Adjustments to share of profit (loss) from equity accounted investees(1)	2	3	418	484	(137)	19	—	—	—	—	283	506
Net finance costs	28	19	10	9	5	7	425	419	—	—	468	454
Depreciation and amortization	460	479	149	152	50	53	54	47	—	—	713	731
Unrealized gain from derivative instruments	—	—	—	—	(162)	(41)	—	—	—	—	(162)	(41)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	—	5	—	—	—	5
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	(18)	—	—	(1)	—	(3)	—	—	—	(4)	(18)
Other non-cash provisions	1	2	2	1	—	3	(4)	1	—	—	(1)	7
Adjusted EBITDA	1,879	1,953	1,149	1,030	466	383	(171)	(152)	—	—	3,323	3,214
Adjusted EBITDA per common share – basic (dollars)											5.72	5.53
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this press release for further details.
Adjusted Earnings and Adjusted Earnings per Common Share
Adjusted earnings is a non-GAAP financial measure and is calculated as earnings adjusted for adjustments to share of profit from equity accounted investees and various non-cash and other items that are not reflective of ongoing operations. These adjustments include unrealized gains or losses from derivative instruments and foreign exchange, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations.
Management believes that adjusted earnings provides useful information to investors for assessing financial performance. The most directly comparable financial measure to adjusted earnings that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted earnings per common share is a non-GAAP financial ratio which is calculated by dividing adjusted earnings by the weighted average number of common shares outstanding.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	441	477	169	58	332	68	(203)	(205)	(169)	(112)	570	286
Adjustments for:
Adjustments to share of profit (loss) from equity accounted investees(1)	—	—	59	194	(149)	12	—	—	—	—	(90)	206
Unrealized gain from derivative instruments	—	—	—	—	(32)	(1)	—	—	—	—	(32)	(1)
Unrealized loss on foreign exchange(2)	—	—	—	—	—	—	4	1	—	—	4	1
Gain on disposal of assets, other non-cash provisions, and other	—	(17)	2	—	—	—	(2)	1	—	—	—	(16)
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	27	(44)	27	(44)
Adjusted earnings (loss)	441	460	230	252	151	79	(201)	(203)	(142)	(156)	479	432
Adjusted earnings per common share – basic (dollars)											0.77	0.68

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	1,388	1,468	570	384	711	342	(647)	(624)	(442)	(365)	1,580	1,205
Adjustments for:
Adjustments to share of profit (loss) from equity accounted investees(1)	—	—	53	196	(136)	20	—	—	—	—	(83)	216
Unrealized gain from derivative instruments	—	—	—	—	(162)	(41)	—	—	—	—	(162)	(41)
Unrealized gain on foreign exchange(2)	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	5	—	—	—	5
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	(18)	—	—	(1)	—	(3)	—	—	—	(4)	(18)
Other non-cash provisions	1	2	2	1	—	3	(4)	1	—	—	(1)	7
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	57	(38)	57	(38)
Adjusted earnings (loss)	1,389	1,452	625	581	412	324	(650)	(624)	(385)	(403)	1,391	1,330
Adjusted earnings per common share – basic (dollars)											2.23	2.10
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this press release for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025: 23.4 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.
Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings in adjusted EBITDA and adjusted earnings above are also made to share of profit from investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA and adjusted earnings.
Adjusted EBITDA from Equity Accounted Investees

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of (loss) profit from equity accounted investees	—	(1)	37	(51)	150	(14)	187	(66)
Adjustments to EBITDA from equity accounted investees:
Net finance costs (income)	—	—	31	7	(152)	13	(121)	20
Income tax expense (recovery)	—	—	12	(17)	—	—	12	(17)
Depreciation and amortization	1	1	67	62	—	—	68	63
Impairment expense	—	—	65	193	—	—	65	193
Total adjustments to EBITDA from equity accounted investees	1	1	175	245	(152)	13	24	259
Adjusted EBITDA from equity accounted investees	1	—	212	194	(2)	(1)	211	193

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	199	60	133	(22)	333	38
Adjustments to EBITDA from equity accounted investees:
Net finance costs (income)	—	1	95	81	(137)	19	(42)	101
Income tax expense	—	—	64	19	—	—	64	19
Depreciation and amortization	2	2	194	191	—	—	196	193
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Impairment expense and other non-cash provisions	—	—	64	192	—	—	64	192
Total adjustments to EBITDA from equity accounted investees	2	3	418	484	(137)	19	283	506
Adjusted EBITDA from equity accounted investees	3	3	617	544	(4)	(3)	616	544
Adjusted Earnings from Equity Accounted Investees

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of (loss) profit from equity accounted investees	—	(1)	37	(51)	150	(14)	187	(66)
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized gain (loss) from other derivative financial instruments	—	—	(6)	1	(156)	1	(162)	2
Unrealized loss on foreign exchange	—	—	—	—	7	11	7	11
Impairment expense	—	—	65	193	—	—	65	193
Total adjustments to share of profit (loss) from equity accounted investees	—	—	59	194	(149)	12	(90)	206
Adjusted earnings (loss) from equity accounted investees	—	(1)	96	143	1	(2)	97	140

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	199	60	133	(22)	333	38
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Unrealized (gain) loss from other derivative financial instruments	—	—	(12)	3	(174)	33	(186)	36
Unrealized loss (gain) on foreign exchange	—	—	—	—	38	(13)	38	(13)
Impairment expense and other non-cash provisions	—	—	64	192	—	—	64	192
Total adjustments to share of profit (loss) from equity accounted investees	—	—	53	196	(136)	20	(83)	216
Adjusted earnings (loss) from equity accounted investees	1	—	252	256	(3)	(2)	250	254

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2026	2025	2026	2025
Cash flow from operating activities	900	810	2,132	2,440
Cash flow from operating activities per common share – basic (dollars)	1.55	1.39	3.67	4.20
Add (deduct):
Change in non-cash operating working capital	(23)	(23)	285	(57)
Current tax expense	(132)	(102)	(306)	(338)
Taxes paid, net of foreign exchange	51	30	320	157
Accrued share-based payment expense	(16)	(38)	(103)	(66)
Share-based compensation payment	—	3	80	89
Preferred share dividends paid	(29)	(32)	(89)	(102)
Adjusted cash flow from operating activities	751	648	2,319	2,123
Adjusted cash flow from operating activities per common share – basic (dollars)	1.29	1.12	3.99	3.65
____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com